Exhibit 99.1

GDEV Issues Clarifying Statement Regarding Former Director and Current Minority Shareholder, Ivan Tavrin

December 13, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today issued a clarifying statement regarding its former director and current minority shareholder, Ivan Tavrin.

On December 12, 2023, the U.S. Department of Treasury’s Office of Foreign Assets Control added Ivan Tavrin to its Specially Designated Nationals and Blocked Persons List (“SDN List”) pursuant to Executive Order 14024. Based on information reported in a Schedule 13G filed on February 15, 2023, Ivan Tavrin holds sole voting power over the Company’s ordinary shares held by Kismet Sponsor Limited (11,750,000 ordinary shares), constituting 5.9% of all outstanding shares of the Company.

GDEV wishes to reassure its shareholders, business partners, and other stakeholders that the sanctions imposed on its former member of the Board of Directors and minority shareholder have no direct impact on the Company, its business operations or processes, and does not adversely affect its other shareholders. Given his minority stake in the Company, Ivan Tavrin does not exert either control or influence on the Company. Ivan Tavrin resigned from the GDEV Board of Directors at the Annual General Meeting held on August 26, 2022, and ceased to interact with the Board or management of GDEV.

In March 2023, GDEV shares resumed trading on Nasdaq after a suspension imposed in February 2022. This reinstatement was achieved through demonstrating our rigorous adherence to the high standards set by Nasdaq and the Securities and Exchange Commission (SEC), including relocation of staff and severing any nexus to Russia. GDEV's commitment to implementing best practices in corporate governance is evidenced by a Board of Directors consisting of five Independent Non-Executive Directors out of seven directors in total. Three of the independent non executive directors are women, including the chairperson of the Board.

About GDEV

GDEV is a gaming and entertainment company, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries including Nexters and Cubic Games among others, GDEV strives to create games that will inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.